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                           October 8, 2021

       William F. Concannon
       Chief Executive Officer
       CBRE Acquisition Holdings, Inc.
       2100 McKinney Avenue, Suite 1250
       Dallas, TX 75201

                                                        Re: CBRE Acquisition
Holdings, Inc.
                                                            Amendment No. 1 to
Registration Statement on Form S-4
                                                            Filed September 24,
2021
                                                            File No. 333-258700

       Dear Mr. Concannon:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our September 9, 2021 letter.

       Amendment No. 1 to Registration Statement on Form S-4

       Risk Factors
       We may redeem the unexpired Redeemable Warrants prior to their exercise at a time that is disadvantageous to holders..., page 84

   1. We note your disclosure highlighting the differences between the private placement warrants and the public
warrants in response to prior comment 7 and reissue the comment in part. Please expand
your disclosure to discuss the material risks to public warrant holders arising from
the differences between the private and public warrants.
 William F. Concannon
FirstName  LastNameWilliam  F. Concannon
CBRE Acquisition  Holdings, Inc.
Comapany
October    NameCBRE Acquisition Holdings, Inc.
        8, 2021
October
Page 2 8, 2021 Page 2
FirstName LastName
The CBAH charter that will be effective following the completion of the business combination designates a state court..., page 95

2. We note your revised disclosure in response to prior comment 8. Please expand your disclosure here, on page 315 and in Article X of your Form of Third Amended and
         Restated Certificate of Incorporation to clearly state that the exclusive forum provision identifying the Court of Chancery of the State of Delaware as the exclusive forum for
         certain litigation, including any    derivative action,    will not
apply to any action or
         proceeding asserting a claim under the Securities Act or Exchange Act. The Business Combination
Background of the Business Combination, page 111

3. We note your revised disclosure in response to prior comment 11 and reissue it in part.
         Please enhance your disclosure to describe your search process by explaining why CBAH determined not to pursue a transaction with the other four potential target companies that were reviewed at the Board meeting on February 16, 2017 and discuss whether any of them met the goals specified on page 112.
Certain Projected Financial Information of Altus, page 127

4. We note your revised disclosure in response to prior comments 13 and 14 but are unable to fully agree with your responses and reissue them in part. Please qualitatively and quantitatively describe the material assumptions for your disclosed projections. For example, describe the basis for projecting total estimated revenue growth in 2022, 2023 and 2024 and the factors or contingencies that could prevent such growth from materializing.
5.       Provide us with the legal basis for your disclaimer on page 128 of any responsibility to
         update or revise, or publicly disclose any update or revision to, these financial
         projections,       even in the event that any or all of the
assumptions underlying the financial
         projections are shown to be in error or change.    For guidance,
generally refer to Item
         10(b)(3)(iii) of Regulation S-K.
Opinion of Duff & Phelps, the Financial Advisor to the Special Committee of the CBAH Board, page 130

6. We note your revised disclosure in response to prior comment 17 and reissue it in part.
         Please discuss the total addressable market, pipeline of opportunities and general secular tailwinds that Duff & Phelps evaluated in considering Altus's growth outlook.
Certain U.S. Federal Income Tax Considerations, page 147

7. We note your response to prior comment 23 and reissue the comment in part. Please revise your disclosure to clearly express an opinion on the tax treatment of the merger and the related transactions. If the merger is not taxable to shareholders, please also file a tax
 William F. Concannon
FirstName  LastNameWilliam  F. Concannon
CBRE Acquisition  Holdings, Inc.
Comapany
October    NameCBRE Acquisition Holdings, Inc.
        8, 2021
October
Page 3 8, 2021 Page 3
FirstName LastName
         opinion with your registration statement. If there is uncertainty regarding the tax treatment, counsel may issue a "should" or "more likely than not" opinion to make clear that the opinion is subject to a degree of uncertainty, and explain why it cannot give a firm opinion. In that regard, we note that Section 8.04 of the Business Combination Agreement provides that the parties intend that the merger qualifies as a "reorganization" within the meaning of Section 368(a) of the Code. Refer to Item 601(b)(8) of Regulation S-K.
Unaudited Pro Forma Condensed Combined Financial Information
Description of Merger, page 209

8. We note that you revised certain disclosures in response to prior comment 24, regarding your description of merger consideration, including disclosure under Sources and Uses for the Business Combination on page 146, and Description of the Merger on page 210.

         Please further revise the disclosures that indicate current shareholders of Altus Power, Inc.
         are relinquishing a portion of their interests "in exchange for approximately $678 million and $425 million in cash" to clarify that you are not proposing any cash consideration be paid to the common shareholders of Altus Power, Inc. in connection with the merger, and that the anticipated change in their ownership interests would instead be attributable to dilution of their interests.

         Please also clarify how the "Net cash to Altus balance sheet" amounts correlate with the change in cash balances depicted in the pro forma presentation on page 211.
Note 3 - Adjustments to Unaudited Pro Forma Condensed Combined Financial Information, page 217

9. We note your response to prior comment 25 stating that you have not included pro forma adjustments to reflect the change in fair value of the alignment shares during the most recently completed fiscal year and subsequent interim period "because the future movement in the fair value of the Alignment Shares is unknown" and that inputs to your valuation model "will be based on the market conditions and company-specific factors only relevant to the combined company as of the future measurement dates...."

         However, the periods for which changes in value would be portrayed are the prior fiscal year and subsequent interim period rather than a future period. Given that you have applied a valuation model in calculating derivative liabilities of $121 million and $113 million on the pro forma balance sheet under the no redemption and maximum redemption scenarios, tell us how the valuation model would yield an appropriate estimate currently but not as of the beginning of the pro forma period, if this is your view.

         Please further expand your disclosure in Note (N) on page 219 to address the following points.
 William F. Concannon
FirstName  LastNameWilliam  F. Concannon
CBRE Acquisition  Holdings, Inc.
Comapany
October    NameCBRE Acquisition Holdings, Inc.
        8, 2021
October
Page 4 8, 2021 Page 4
FirstName LastName
                Explain when the conversion dates will occur over the seven-year period mentioned on page 210, or how the dates will be determined if unknown.

                Describe the triggering events that you indicate would determine the conversion dates and reconcile this with disclosure on page 210 that indicates all of the shares will convert, without regard to triggering events, over a seven-year period.

                Explain how many Class B shares will convert at each conversion date or explain how this number will be determined if unknown.

                Describe the general formula for determining the number of Class A shares that will be issued in exchange on each conversion date.

                State the number of Class A shares that would be issuable in exchange for the Class
              B shares over the seven-year period assuming that the merger is completed and using inputs based on circumstances that are expected to prevail on the merger date.
CBRE Acquisition Holdings, Inc. - Unaudited Financial Statements
Note 1 - Description of Organization and Business Operations
Revision of Prior Period Financial Statements, page F-30

10. We note that you have declined to comply with prior comment 35, concerning the inconsistent balance sheet presentations on pages F-4 and F-23, reasoning that since you have not amended your Form 10-K because you did not consider the errors to be material, you have re-filed those financial statements without correction. You reference the guidance in SAB Topic 1:M as support for your disclosure approach.

         However, if you were able to support your view on materiality, this guidance states that while correcting prior year financial statements for immaterial errors would not require amendments to previously filed reports, corrections should be made "the next time the registrant files the prior year financial statements." Given that you have re-filed the prior year financial statements along with your registration statement, the corrections should be made. Please revise accordingly.
Altus Power Inc. - Audited Financial Statements
Note 2 - Significant Accounting Policies, page F-52

11. We note your response to prior comment 29 indicating that you have not provided the labeling prescribed by SAB Topic 11:B because you are following "industry practice" in presenting DD&A separately from cost of operations and do not report "gross profit or another income measure" exclusive of DD&A.

         However, in considering the requirements of Rule 5-03.2 of Regulation S-X and that guidance in SAB Topic 11:B is not conditioned on any of the reasons that you provide, we
 William F. Concannon
CBRE Acquisition Holdings, Inc.
October 8, 2021
Page 5
       continue to believe that you should revise the corresponding presentations and disclosures throughout the filing as previously requested.

       Please also expand Note 2 to your financial statements to include a policy disclosure that clearly describes the composition of "cost of operations" and that identifies the nature and extent of any costs that are attributable to costs of services under GAAP but excluded from this measure, along with an indication of the manner of presentation.
        You may contact Jenifer Gallagher, Staff Accountant, at (202) 551-3706 or Karl Hiller,
Accounting Branch Chief, at (202) 551-3686 if you have questions regarding comments on the financial statements and related matters. Please contact Karina Dorin, Staff Attorney, at (202)
551-3763 or Loan Lauren Nguyen, Legal Branch Chief, at (202) 551-3642 with any other questions.



                                                            Sincerely,
FirstName LastNameWilliam F. Concannon
                                                            Division of
Corporation Finance
Comapany NameCBRE Acquisition Holdings, Inc.
                                                            Office of Energy &
Transportation
October 8, 2021 Page 5
cc:       William B. Brentani
FirstName LastName